UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Kayne Anderson Acquisition Corp.

(Name of Issuer)

CLASS A COMMON STOCK, PAR VALUE $0.0001

(Title of Class of Securities)

48661U102

(CUSIP Number)

December 31, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 48661U102

1.	Names of Reporting Persons Kayne Anderson Sponsor, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 9,313,028 (1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 9,313,028 (1)(2)
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,313,028 (1)(2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares See footnote (2) below.
11.	Percent of Class Represented by Amount in Row (9) 19.7%(1)(2)(3)
12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 48661U102

1.	Names of Reporting Persons Kayne Anderson Capital Advisors, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization California
Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 9,313,028 (1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 9,313,028 (1)(2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,313,028 (1)(2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares See footnote (2) below.
11.	Percent of Class Represented by Amount in Row (9) 19.7%(1)(2)(3)
12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 48661U102

1.	Names of Reporting Persons Kayne Anderson Investment Management Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Nevada
Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 9,313,028 (1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 9,313,028 (1)(2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,313,028 (1)(2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares See footnote (2) below.
11.	Percent of Class Represented by Amount in Row (9) 19.7%(1)(2)(3)
12.	Type of Reporting Person (See Instructions) CO

CUSIP No. 48661U102

1.	Names of Reporting Persons Richard A. Kayne
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 9,313,028 (1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 9,313,028 (1)(2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,313,028 (1)(2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares See footnote (2) below.
11.	Percent of Class Represented by Amount in Row (9) 19.7%(1)(2)(3)
12.	Type of Reporting Person (See Instructions) IN

(1)	See Item 4. These shares are the Issuer’s Class B Common Stock, which are automatically convertible into shares of the Issuer’s Class A Common Stock at the time of the Issuer’s initial business combination and as more fully described under the heading “Description of Securities-Founder Shares” in the Issuer’s registration statement on Form S-1 (File No. 333-216514). Kayne Anderson Capital Advisors, L.P. is the managing member of Kayne Anderson Sponsor, LLC and has voting and investment discretion with respect to the common stock held of record by Kayne Anderson Sponsor, LLC. Richard Kayne is the controlling shareholder of the owner of Kayne Anderson Investment Management, Inc., the general partner of Kayne Anderson Capital Advisors, L.P. As such, Kayne Anderson Capital Advisors, L.P. and Richard Kayne may be deemed to have shared voting and dispositive power of the common stock held directly by Kayne Anderson Sponsor, LLC.
(2)	Excludes 6,364,281 shares which may be purchased by exercising warrants that are not presently exercisable.
(3)	Based on 37,732,112 shares of Class A Common Stock and 9,433,028 shares of Class B Common Stock issued and outstanding as of November 10, 2017 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 13, 2017.

Item 1(a).	Name of Issuer

Kayne Anderson Acquisition Corp. (the “Issuer”)

Item 1(b).	Address of the Issuer’s Principal Executive Offices

811 Main Street, 14th Floor

Houston, TX 77002

Item 2(a).	Names of Persons Filing

Kayne Anderson Sponsor, LLC, Kayne Anderson Investment Management Inc., Kayne Anderson Capital Advisors L.P. and Richard Kayne (collectively, the “Reporting Persons”)

Item 2(b).	Address of the Principal Business Office, or if none, Residence:

811 Main Street, 14th Floor

Houston, TX 77002

Item 2(c).	Citizenship

Kayne Anderson Sponsor, LLC is a limited liability company formed in Delaware. Kayne Anderson Investment Management Inc. is a Nevada corporation. Kayne Anderson Capital Advisors L.P. is a limited partnership formed in California. Richard Kayne is a citizen of the United States of America.

Item 2(d).	Title of Class of Securities

Class A Common Stock, $0.0001 par value per share.

Item 2(e).	CUSIP Number

48661U102

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

☐	(a) Broker or Dealer registered under Section 15 of the Exchange Act.

☐	(b) Bank as defined in Section 3(a)(b) or the Exchange Act.

☐	(c) Insurance company as defined in Section 3(a)(19) of the Exchange Act.

☐	(d) Investment company registered under Section 8 of the Investment Company Act.

☐	(e) An Investment adviser in accordance with Rule 13d-1 (b)(1)(ii)(e).

☐	(f) An employee benefit plan or endowment fund in accordance with Rule 13d 1(b)(1)(ii)(f).

☐	(g) A Parent Holding Company or control person in accordance with Rule 13d 1(b)(1)(ii)(g).

☐	(h) A Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act.

☐	(i) A Church Plan that is excluded from the definition of an investment company under Section 3 (c)(14) of the Investment Company Act.

☐	(j) Group, in accordance with Rule 13d-1 (b)(1)(ii)(j).

Not applicable

Item 4.	Ownership

The responses to Items 5-11 of the cover pages of this Schedule 13G are incorporated herein by reference.

As of December 31, 2017, the Reporting Persons may be deemed to beneficially own 9,313,028 shares of the Issuer’s Class B Common Stock, representing 19.7% of the total Class A and Class B Common Stock issued and outstanding. The Class B Common Stock is automatically convertible into the Issuer’s Class A Common Stock at the time of the Issuer’s initial business combination on a one-for-one basis, subject to adjustment, as more fully described under the heading “Description of Securities-Founder Shares” in the Issuer’s registration statement on Form S-1 (File No. 333-216514). The percentage of Class B Common Stock held by the Reporting Persons is based upon 37,732,112 shares of Class A Common Stock and 9,433,028 shares of Class B Common Stock issued and outstanding as of November 10, 2017 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 13, 2017.

Kayne Anderson Capital Advisors, L.P. is the managing member of Kayne Anderson Sponsor, LLC and has voting and investment discretion with respect to the common stock held of record by Kayne Anderson Sponsor, LLC. Richard Kayne is the controlling shareholder of the owner of Kayne Anderson Investment Management, Inc., the general partner of Kayne Anderson Capital Advisors, L.P. As such, Kayne Anderson Capital Advisors, L.P. and Richard Kayne may be deemed to have shared voting and dispositive power of the common stock held directly by Kayne Anderson Sponsor, LLC.

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: February 13, 2018

KAYNE ANDERSON SPONSOR, LLC,
a Delaware limited liability company

By:	/s/ David J. Shladovsky
Name:	David J. Shladovsky
Title:	General Counsel

KAYNE ANDERSON CAPITAL ADVISORS, L.P.
a California limited partnership

By:	/s/ David J. Shladovsky
Name:	David J. Shladovsky
Title:	General Counsel

KAYNE ANDERSON INVESTMENT MANAGEMENT, INC.
a Nevada corporation

By:	/s/ David J. Shladovsky
Name:	David J. Shladovsky
Title:	General Counsel

/s/ Richard A. Kayne
Richard A. Kayne